EXHIBIT 4.3

EMPLOYMENT CONTRACT

DEFINITIONS

The Company	shall mean ING AMERICA Insurance Holdings Inc established at Iowa, United States of America,

ING	shall mean jointly ING Groep N.V. (“ING Group”), ING Bank N.V. and ING Verzekeringen N.V.

ING Group	ING Groep N.V.

Mr. Hubbell	Mr. F.S. Hubbell, resident at Groot Haesebroekseweg 29-b 2243 EC Wassenaar, The Netherlands

The Board	The Boards of ING

The Fixed Salary	The amount defined in and calculated in accordance with clause 3. below as amended from time to time.

Supervisory Board	The Supervisory Board of ING Group

Remuneration	Jointly, the Fixed Salary, Bonus, Expense Allowance, Company Car and Pension.

Termination Amount	Three times the Fixed Salary.

Major Reorganisation	This will be deemed to occur when the working conditions of Mr. Hubbell, as a result of merger, major reorganisation or a similar, external circumstance, have been altered to such an extent that he can in all reasonableness not be required to continue to perform its duties to and for ING.

The undersigned,

a.	ING America Insurance Holdings Inc (the “Company”),

b.	Mr F. Hubbell, and

c.	ING Groep N.V., ING Bank N.V. and ING Verzekeringen N.V. (jointly “ING”)

whereas,

a.	The Company has seconded Mr. Hubbell to work for ING on the terms set forth in the assignment agreement dated 5 March 1999. However, it is the intention of Mr Hubbell to eventually return to the USA to live.

b.	Mr. Hubbell has been appointed member of the Executive Boards of TNG with effect from 2 May 2000 of ING.

c.	The secondment of Mr. Hubbell, who will continue to be solely an employee of the Company and will hold a corporate position of ING, will be extended on the following terms and conditions, which replace all previous contracts and conditions.

d.	The following conditions will take effect as of 2 May 2000.

declare to have agreed as follows:

1.	Position

Subject to all legal requirements being made as of 2 May 2000, Mr. Hubbell shall be confirmed as an employee of the Company, and also as member of the Boards.

The governance of the Boards and of the Supervisory Board, and the relationship between both bodies, is described in the memorandum “Consultative and management structure within the ING Group”, dated February 1999. Mr. Hubbell declares himself to be in agreement with this memorandum and acknowledges that it can be amended by resolution of the Supervisory Board,

Under the Articles of Association of ING Group, the Supervisory Board has discretion to determine the remuneration (including bonus, stock options etc, etc) of members of the Executive Board.

2.	Term of the contract

This contract is entered into for an indefinite period of time and may be terminated in writing with due regard by the Company of a notice period of six months and by Mr. Hubbell of a notice period of three months, without prejudice to the provisions of the articles of association of ING with respect to suspension and dismissal of a member of the respective Executive Board.

3.	Fixed Salary

Mr. Hubbell’s gross base salary (inclusive of 8% holiday allowance) shall amount to USD 1,300,000 per year (“the Fixed Salary”). Mr. Hubbell will remain on the Company payroll, and ING will reimburse and the Company for the costs of the Fixed Salary. Any transaction costs incurred by Mr. Hubbell in the transfer of net salary from the USA to the Netherlands shall be borne by the Company.

4.	Illness and disability

If Mr. Hubbell is prevented by illness from carrying out the essential functions of his job, with or without reasonable accommodations, as a result of illness or disability, he shall remain entitled to 100% of The Fixed Salary for a period of 52 weeks, as long as the contract of employment remains in effect.

5.	Bonus

Mr. Hubbell shall be entitled to receive a bonus. The amount of bonus depends on the increase of the net operating profit per share of ING Group (“EPS”). For every one (1) percent (%) growth of the EPS over 3%, Mr. Hubbell will receive a cash bonus up to a maximum amount equal to 45% of the Fixed Salary. The formula shall be: less than 3% increase in EPS: no bonus; for each % EPS growth above 3% (inclusive of 1 to 3%

growth) 2,5% bonus will be paid (Example: 4% EPS growth equals 10% bonus). The maximum bonus of 45% therefore equates with an 18% growth in EPS. The payment of the bonus will be made within a reasonable period after determination of the EPS of ING Group, but at latest within six months from the end of the relevant calendar year.

6.	Stock Options

ING will, as of 2 May 2000 and on an annual basis thereafter, grant ING Group stock options to Mr. Hubbell with respect to the prior calendar year under the Global Stock Option Plan (GSOP). These grants will depend on the increase of the EPS of ING Group. For every 1% rise of the EPS of ING Group Mr. Hubbell will receive 2,000 stock options without maximum (Example: 4% EPS growth gives rise to a grant of 8,000 ING Group stock options).

In view of the fact that stock option rights are intended to promote present and future ties with ING, the Supervisory Board has decided that no stock option rights shall be allocated in the year of retirement. Allocation is only made in the last full year in which the person concerned was active with ING.

7.	Holiday

Mr. Hubbell shall be entitled to 35 business days paid vacation per 12 months of service to be taken by Mr. Hubbell in consultation with the Chairman of ING Group. Holiday not taken in any calendar year may not be carried forward to the next calendar year.

8.	Expense allowance

The Company shall pay Mr. Hubbell a fixed net expense allowance of €9,100 Per annum for business expenses. This shall be paid in January each year.

9.	Business expenses

Business travel expenses and other direct business expenses incurred in the interest of ING shall be reimbursed against presentation of receipts or other appropriate proof of such expenses according to the policy for Executive Board members.

10.	Company Car

The Company shall make available to Mr. Hubbell a company car and a driver in line with the practice for Executive Board members. The Company shall assign an English-speaking driver to Mr. Hubbell.

11.	Telephone and fax allowance

In view of the frequent business use of private telephone and fax connections, telephone charges, other than for children’s telephone calls, shall be for the account of the Company.

12.	Pension

Mr. Hubbell shall remain in his current pension plan and 401-K-plan. The Company shall pay 100% of the premiums and costs of the pension plan of Mr. Hubbell and the employer’s contributions to the 401-K-plan.

13.	Termination clause

In case of a termination of the Employment Contract by the Company and/or a termination by ING of the membership of Mr. Hubbell of the Board for other reasons than urgent reasons as referred in article 7: 678 of the Netherlands Civil Code attributable to Mr. Hubbell (“Urgent Reasons”), Mr. Hubbell shall receive the Termination Amount by way of sole compensation from the Company (or any affiliate thereof, including ING) for such termination(s).

Without prejudice to the foregoing, in case of a termination of the Employment Contract, Mr. Hubbell can exercise the irrevocable Stock Options granted to him during the remaining term thereof with due observance of ING Group Regulations concerning inside information. In case, however, the Company and/or ING terminates the Employment Contract and/or the membership of Mr. Hubbell of the Board for Urgent Reasons, all irrevocable Stock Options granted to Mr. Hubbell will have to be exercised — and will lapse if not so exercised — during the first Open Window Period (as defined in and having regard to the ING Group Regulations concerning inside information) following such termination.

14.	Insurance scheme for accidents and business travel

A continuos travel insurance has been taken out for Mr. Hubbell and his family. This includes death in service provisions. Mr. Hubbell shall also remain in the United States Group Life Insurance Plans.

15.	Major Reorganisation

In case the Supervisory Board has concluded that a Major Reorganisation has occurred or is likely to occur in the near future it will inform Mr. Hubbell accordingly and will also inform Mr Hubbell of the date on which the Major Reorganisation will be deemed to take, or has taken, effect (the “Reorganisationdate”).

As from the Reorganisationdate, this Employment Contract will continue for a period of six months after which period Mr Hubbell will have a maximum period of thee months during which he may decide to continue or terminate this Employment Contract with effect as from the last day of the three-month period. These periods may be shortened by mutual agreement between the Supervisory Board and Mr Hubbell.

If the Employment Contract and the membership of Mr Hubbell of the Board is terminated by Mr. Hubbell in accordance with this article 15 as consequence of the occurrence of a Major Reorganisation, the Termination Amount shall be payable to Mr. Hubbell and Mr. Hubbell can exercise the irrevocable Stock Options granted to him during the remaining term thereof with due observance of ING Group Regulations concerning inside information.

This clause 15 is without prejudice to the right of the Company or ING to terminate this Employment Contract and/or the membership of Mr. Hubbell of the Board, as the case may be under the terms and with the consequences of article 13, it being understood and agreed that in such case the Termination Amount payable under article 13 is in stead of and not in addition to any Termination Amount that would otherwise have been payable under a article 15.

16.	Non-competition in connection with payment of Termination Amounts

In case the Termination Amount is or has been paid to Mr. Hubbell, he shall during the first 12 months following the termination of the Employment Contract under Article 13 or 15, not directly or indirectly advise, work for or provide services to or sit on the board of corporations or enterprises which in any country in which ING is active in the financial services sector, including the financial services division of a non-financial services company, such as Ahold or KPN unless prior written approval has been obtained from the Supervisory Board. If at any time during this 12 months period Mr. Hubbell takes such position with a Competitor the right to receive a Termination Amount will be forfeited and Mr. Hubbell must repay to ING Group any Termination Amount paid to him under Article 13 or 15, as the case may be.

17.	Health insurance

Mr. Hubbell and his family shall be eligible to participate in the (full cover) health care insurance of ING Group in the Netherlands. The Company shall pay 100% of the premiums of the health care insurance of Mr. Hubbell and his family. Mr. Hubbell and his family shall also participate in the ING US health insurance, without any restrictions or exclusions.

18.	Financing and insurance schemes

Mr. Hubbell has the option of availing himself of financing and insurance products of ING.

Mr. Hubbell may take out a mortgage loan with ING Group or one of the subsidiaries engaged in such business. A discount of 25% on the mortgage interest rate normally charged to third party clients of the lending institute in question shall be granted over a sum up to a maximum mortgage of €700,000.

Mr. Hubbell further qualifies for a personnel discount on other bank and insurance products carried by companies of the ING Group.

Furthermore, use may be made of an unsecured credit facility according to the terms for ING Bank personnel, up to a maximum of 25% of the Fixed Salary.

19.	Housing

The Company will provide Mr. Hubbell and his family with accommodation in The Netherlands based on a maximum housing allowance of € 7,260 net per month. In the event that Mr. Hubbell purchases a property in The Netherlands the following will apply:

a)	As stated in article 18 above, Mr. Hubbell will be entitled to benefit from the ING Staff mortgage rates under the normal terms for members of the ING Group Executive Board.

b)	The Company will continue to pay to Mr. Hubbell the lower costs of

(i)	interest ONLY on the mortgage loan, or

(ii)	€7,260 net per month.

c)	any and all tax refunds (in the Netherlands or elsewhere) relating to the deductibility of the mortgage interest shall, in the first instance, fall to ING Group. Any such tax refunds payable to ING Group will be limited to the amount relating to mortgage interest paid by the Company.

If Mr. Hubbell disposes of the property any profit or loss arising in connection therewith shall be his and not subject to this employment contract.

20.	Home leave

For every 12 months of employment with the Company, it shall pay two round trip business class airline tickets between United States and the Netherlands for Mr. Hubbell and his wife and children.

21.	School fees

The Company will reimburse the school fees for Mr. Hubbell’s dependent children directly to the American school in Wassenaar, or the equivalent value of those school fees if his children are in school elsewhere (through grade 12).

22.	35% ruling

If a 35% ruling as referred to in the Resolution of the State Secretary of Finance dated May 29, 1995 number DB 95/119m is obtained, the remuneration of Mr. Hubbell during his employment with the Company is deemed to include for Dutch wage tax and social security purposes — an expense allowance, amounting to 35% of Mr. Hubbell’s remuneration for wage tax purposes, for the costs relating to his stay in The Netherlands.

23.	Tax compensations

The intent of the Company and Mr. Hubbell is to use the existing ING EC Americas Tax Equalization Policy and the memo entitled “Fred Hubbell — Expatriate Tax Policy” dated 27 November 2000 from Alexander Rinnooy Kan and signed by Fred Hubbell on 30 November 2000 (“the Memo”). The Memo takes precedence over the Policy and this section of the Employment Contract.

•	State income taxes are not considered in the calculation of the tax equalization.

•	Mr. Hubbell’s obligation on compensation elements that he would normally be entitled to in the USA is limited to the equivalent amount of federal income and US social security taxes that would be incurred on such compensation. The compensation elements include, but are not limited to base salary, bonus, taxable portion of group life insurance premiums, qualified pre-tax deductions funded by Mr. Hubbell (i.e. 401 (K) and other pre-tax items), stock option income and performance based compensation.

•	Only the standard deduction is considered in computing Mr. Hubbell’s obligation.

•	The Company will compensate Mr. Hubbell for any excess tax (including US Alternative Minimum Tax) incurred on compensation income elements.

•	Any income tax arising on non-Company related income is the responsibility of Mr. Hubbell.

•	Based on these guiding principles, PricewaterhouseCoopers had developed a model (adapted by the Memo) that illustrates how the tax equalization will operate. This model is not incorporated herein, as it contains personal information relating to him and his family.

Accordingly, PricewaterhouseCoopers and Mr. Hubbell will retain the model. It is intended that this model be used in calculating the tax reimbursement to Mr. Hubbell.

Although Mr. Hubbell is responsible for any tax on non-company income, MP. Hubbell will be allowed to consult the Board of ING Group prior to undertaking financial transactions(s) that could give rise to excess tax on personal income. The purpose of this consultation is to determine whether in the view of the Board of ING Group there is any cause to undertake further measures, such as providing tax assistance for the account of ING, in order to reduce the tax burden for Mr. Hubbell.

•	The Company will reimburse Mr. Hubbell for the Dutch net wealth tax due by his three children, upon filing their Dutch net wealth tax return. The annual reimbursement is limited to the present private equity for each child of US$175,000.

•	The Company N.V. will not reimburse gift or estate taxes to Mr. Hubbell.

24.	Tax assistance

The Company shall bear the costs of income tax advice and the preparation of income tax returns of Mr. Hubbell in both The Netherlands and the United States.

25.	Dutch language course

The Company or ING shall pay the costs for following a Dutch language course by Mr. Hubbell and his family.

26.	Additional functions

During the term hereof, Mr. Hubbell will require the prior written approval from the Chairman and the Vice-Chairmen of the Supervisory Board of ING Group before (i) accepting, after the effective date, any additional other executive or non-executive position and/or any position as, managing or supervisory director, agent, receiver, (ii) conducting a business or pursuing an occupation, as a self-employed person to establish or acquire a business for his own account or act as an agent or third parties or (iii) act as counsellor, consultant, or to perform (employment) activities for third parties, whether or not paid, for or in respect, or on behalf, of any entity, company or corporation not being an affiliate of ING Group (“Functions”). Any remuneration payable to Mr. Hubbell in respect of Functions shall be paid to the Company or ING Group, as directed by the Company. This obligation is without prejudice to the Functions Mr. Hubbell may hold immediately prior to the Effective Date (“Current Functions”). Mr. Hubbell will disclose any remuneration whatsoever relating to any Current Functions to the Group Compliance Officer of ING Group.

Mr. Hubbell may continue to remain on the Board of Directors of Macerich INC on the proviso that most meetings will be attended by telephone. Mr. Hubbell must disclose any remuneration whatsoever relating to this as or any other activities to the Group Compliance Officer of ING Group.

27.	Indemnification against liability as director

The Company, ING and its subsidiaries, indemnifies Mr. Hubbell against and in respect of liabilities incurred by him in his capacity as member of the Boards of ING, or as a member of any governing body of a subsidiary of ING Group and in respect of Functions approved by the Chairman and Vice-Chairmen of the Board of Supervisory Directors of ING Group (“ING Activities”), provided that such liability is not the result of gross negligence or wilful misconduct of Mr. Hubbell in the performance of or in connection with ING Activities (the “Indemnity”).

(a)	If and to the extent the Indemnity is enforceable against the Company, Mr. Hubbell shall be reimbursed in addition, all reasonable costs he incurs in his defence both in and out of court against claims which are made or threaten to be made against him by third parties in connection with ING Activities. Mr. Hubbell shall be reimbursed the said costs upon submission to the Company of the receipts and invoices concerned.

(b)	Any costs reimbursed to Mr. Hubbell, hereunder may be reclaimed from him by the Company if and to the extent the Indemnity is not enforceable against the Company because the liability giving rise to the Indemnity is the result of gross negligence or wilful misconduct of Mr. Hubbell in the performance of or in connection with the performance of ING Activities.

(c)	Mr. Hubbell is required to inform the Chairman of the Board of ING Group immediately in writing of claims from third parties which are to be or are threatened to be made against him and to inform him on each occasion beforehand with regard to the measures Mr. Hubbell purposes to take in his defence. Furthermore, Mr. Hubbell will not conclude any settlement with regard to claims in respect of which Mr. Hubbell invokes or wishes to invoke the Indemnity, without obtaining prior written approval from the Chairman of the Board of ING Group.

(d)	Without prejudice to the proviso in article 27 (a), the Indemnity is not enforceable against the Company or any other company being a subsidiary of ING, if and to the extent the liability of Mr. Hubbell, arising from the claims from third parties as referred to in article 27 (c) and/or the costs as stated in article 27 (c) are covered under the terms of liability insurance contract(s) taken out by ING and/or by Mr. Hubbell.

The Indemnity remains in force after Mr. Hubbell has resigned or been terminated as a member of the respective Boards or as a member of any governing body of a subsidiary of ING.

28.	Confidentiality clause

Mr. Hubbell shall observe both during and after the employment the strictest secrecy in respect of all he may come to know about in respect of the business operations of the Company, ING and its affiliated companies, insofar not in conflict with your statutory obligation to divulge such information to governmental or regulatory authorities which require information.

Upon termination of employment with the Company, all documentation — in the broadest sense of the word — concerning the Company, ING and its affiliated companies, as well as the position(s) relinquished, shall be returned to ING.

29.	Scheme with regard to private investment transactions by insiders

The Regulations Concerning Inside Information (Reglement inzake Voorwetenschap ING Groep) and the Insider Regulations (“Insider Regeling”) of ING Group, as from time to time amended are applicable to Mr. Hubbell.

30.	Gifts

Mr. Hubbell is not permitted to accept or demand, either directly or indirectly, any form of commission, compensation or fee in any form whatsoever or gifts from third parties in connection with the performance of his duties of employment under this contract, without prior written permission from the Chairman and Vice-Chairman of the Supervisory Board. The provisions of the previous sentence do not apply to reasonable promotional gifts.

31.	Repatriation

Any expenses incurred by Mr. Hubbell or his family in returning to the USA shall be paid or reimbursed by ING, regardless of the reason the employee and his family return to the USA, in a manner consistent with his family’s move to the Netherlands.

32.	Collective Employment Agreement (“CAO”)

The ING Group CAO is not applicable to Mr. Hubbell

33.	Settlement of disputes

33.1	Notwithstanding article 7:685 of the Netherlands Civil Code, all disputes between the parties of any nature whatsoever, that may arise from or in connection with this Contract, shall be exclusively adjudicated by arbitration by an arbitration tribunal consisting of three arbiters (the “Arbitration Tribunal”).

33.2	At either party’s request, made known to the other party by facsimile or registered letter (“Arbitration Request”), each of the parties shall nominate within two weeks of the date of dispatch of the Arbitration Request, one member of the Arbitration Tribunal. At the request of both parties or either party and made known to the two members appointed to the Arbitration Tribunal, these members shall together appoint within two weeks after they have been appointed, as third and presiding member of the Arbitration Tribunal a person who is acceptable to both parties.

33.3	If the Arbitration Tribunal has not been properly constituted within six weeks after the Arbitration Request was dispatched, all members of Arbitration Tribunal shall be appointed by the President of the District Court of Amsterdam at the request of either party.

33.4	A member of the Board or the Supervisory Board may not be appointed as member of the Arbitration Tribunal. The Arbitration Tribunal shall determine the costs of the proceedings including the remuneration for the members of the Arbitration Tribunal and the Arbitration Tribunal shall decide which party will bear these costs. Any advances to be made to the Arbitration Tribunal shall be borne equally by the parties.

33.5	Appeal against an arbitration judgement is excluded and the arbitration provisions of this Employment Contract are without prejudice to the right of a party to seek a summary judgement from the President of the District Court of Amsterdam.

Agreed and signed in two copies in Amsterdam on 4 February 2002,

ING AMERICA Insurance Holdings Inc

Title: Head of Human Resources, ING America

Mr. F.S. Hubbell

Mr. C.A.J. Herkstroter
Chairman of the Board of Supervisory Directors of ING Groep N.V

Mr. M. Ververs,
Chairman of the Board of Supervisory Directors of
ING Verzekeringen N.V and ING Bank N.V.

Mr E. Kist
Chairman of the Board of Executive Directors of ING Groep N.V

1999 GRANT

ING GROEP N.V.
AMENDMENT TO THE STOCK APPRECIATION RIGHT
AGREEMENT (the “Amendment”)

This supplemental agreement (the “Amendment”) between ING Groep NV (the “Employer”) and Mr. F. Hubbell (“the Employee”) is intended to revise certain provisions of the ING Groep N.V. Stock Appreciation Agreement (the “Agreement”) which Agreement entered into effect on 28 May 1999 (the “Grant Date”).

This Amendment, together with the Agreement effective as at 28 May 1999 and the rules of the ING Groep Stock Appreciation Plan (the “Plan”), set out the terms and conditions under which the Employee continues to participate in the Plan. The definitions of the terms used in this Amendment follow those definitions listed in Article I of the Plan.

Following the consent and approval of the Committee, the Employer is empowered and has decided to revise the following provisions of the Agreement effective as at 28 May 1999 and the Plan as follows:

Notwithstanding Article 5.1.3 of the Plan and Clause 3 of the Agreement, the Stock Appreciation Right shall become exercisable on the earliest of (i) the first day of the First Window Period that occurs after the date the Employee ceases to be employed by the Employer or any Group Company; (ii) the first day of the First Window Period that occurs after a period of 30 days has elapsed following the date the Employee leaves The Netherlands on a permanent basis; and (iii) the third anniversary of the Grant Date, being 28 May 2002. For the purposes of the Plan, the Agreement effective as at 28 May l999 and this Amendment, the term “exercisable” relates to the ability but not the obligation to exercise.

Furthermore, notwithstanding Articles 5.2.1 and 5.2.2 of the Plan and Clause 4 of the Agreement, the Stock Appreciation Right shall no longer lapse (i) on the last day of the First Window Period that occurs after a period of 30 days has elapsed following the date the Employee ceases to be employed by the Employer or any Group Company nor (ii) on the last day of the First Window Period that occurs after a period of 60 days has elapsed following the date the Employee leaves The Netherlands on a permanent basis.

As stated in Article 5.2.3 of the Plan and Clause 4 of the Agreement, any unexercised Stock Appreciation Right shall in all cases lapse on, and contain no value as from, the fifth anniversary of the Grant Date, being 28 May 2004 (the “Expiration Date”).

By signing this Amendment, the Employee agrees to these revised terms.

This Amendment will be subject to Dutch law. Any disputes arising out of, or in connection with, this Agreement will be submitted to the competent courts of Amsterdam.

ING Groep N.V. Signed on behalf of the Employer	Mr. F Hubbell Signature of the Employee

4 February 2002 Date signed on behalf of the Employer	4 February 2002 Date signed by the Employee

2000 GRANT

ING GROEP N.V.
AMENDMENT TO THE STOCK APPRECIATION RIGHT
AGREEMENT (the “Amendment”)

This supplemental agreement (the “Amendment”) between ING Groep NV (the “Employer”) and Mr. F. Hubbell (“the Employee”) is intended to revise certain provisions of the ING Groep N.V. Stock Appreciation Agreement (the “Agreement”) which Agreement entered into effect on 3 April 2000 (the “Grant Date”).

This Amendment, together with the Agreement effective as at 3 April 2000 and the rules of the ING Groep Stock Appreciation Plan (the “Plan”), set out the terms and conditions under which the Employee continues to participate in the Plan. The definitions of the terms used in this Amendment follow those definitions listed in Article 1 of the Plan.

Following the consent and approval of the Committee, the Employer is empowered and has decided to revise the following provisions of the Agreement effective as at 3 April 2000 and the Plan as follows :

Notwithstanding Articles 5.2.1 of the Plan and Clauses 3 and 4 of the Agreement, the Stock Appreciation Right shall no longer lapse on the last day of the First Window Period that occurs after a period of 30 days has elapsed following the date the Employee ceases to be employed by the Employer or any Group Company.

Furthermore, notwithstanding Articles 5.2.1 and 5.2.2 of the Plan and Clause 4 of the Agreement, the Stock Appreciation Right shall no longer lapse (i) on the last day of the First Window Period that occurs after a period of 30 days has elapsed following the date the Employee ceases to be employed by the Employer or any Group Company nor (ii) on the last day of the First Window Period that occurs after a period of 60 days has elapsed following the date the Employee leaves The Netherlands on a permanent basis.

Any unexercised Stock Appreciation Right shall in all cases lapse on, and contain no value as from, the fifth anniversary of the Grant Date, being 3 April 2005 (the “Expiration Date”).

For the purposes of the Plan and the Agreement effective as at 3 April 2000, the term “exercisable” relates to the ability but not the obligation to exercise.

By signing this Amendment, the Employee agrees to these revised terms.

This Amendment will be subject to Dutch law. Any disputes arising out of, or in connection with, this Agreement will be submitted to the competent courts of Amsterdam.

ING Groep N.V	Mr. F Hubbell
Signed on behalf of the Employer	Signature of the Employee

4 February 2002	4 February 2002
Date signed on behalf of the Employer	Date signed by the Employee

2001 GRANT

ING GROEP N.V.
AMENDMENT TO THE STOCK APPRECIATION RIGHT
AGREEMENT (the “Amendment”)

This supplemental agreement (the “Amendment) between ING Groep NV (the “Employer”) and Mr. F. Hubbell (“the Employee”) is intended to revise certain provisions of the ING Groep N.V, Stock Appreciation Agreement (the “Agreement”) which Agreement entered into effect on 15 March 2001 (the “Grant Date”).

This Amendment, together with the Agreement effective as at 15 March 2001 and the rules of the ING Groep Stock Appreciation Plan (the “Plan”), set out the terms and conditions under which the Employee continues to participate in the Plan. The definitions of the terms used in this Amendment follow those definitions listed in Article 1 of the Plan.

Following the consent and approval of the Committee, the Employer is empowered and has decided to revise the following provisions of the Agreement effective as at 15 March 2001 and the Plan as follows:

Notwithstanding Articles 5.2.1 of the Plan and Clauses 3 and 4 of the Agreement, the Stock Appreciation Right shall no longer lapse on the last day of the First Window Period that occurs after a period of 30 days has elapsed following the date the Employee ceases to be employed by the Employer or any Group Company.

Furthermore, notwithstanding Articles 5.2.1 and 5.2.2 of the Plan and Clause 4 of the Agreement, the Stock Appreciation Right shall no longer lapse (i) on the last day of the First Window Period that occurs after a period of 30 days has elapsed following the date the Employee ceases to be employed by the Employer or any Group Company nor (ii) on the last day of the First Window Period that occurs after a period of 60 days has elapsed following the date the Employee leaves The Netherlands on a permanent basis.

Any unexercised Stock Appreciation Right shall in all cases lapse on, and contain no value as from, the fifth anniversary of the Grant Date, being 15 March 2006 (the “Expiration Date”).

For the purposes of the Plan and the Agreement effective as at 15 March 2001, the term “exercisable” relates to the ability but not the obligation to exercise.

By signing this Amendment, the Employee agrees to these revised terms.

This Amendment will be subject to Dutch law. Any disputes arising out of, or in connection with, this Agreement will be submitted to the competent courts of Amsterdam.

ING Groep N.V	Mr F Hubbell
Signed on behalf of the Employer	Signature of the Employee

4 February 2002	4 February 2002
Date signed on behalf of the Employer	Date signed by the Employee